                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                SEC FILE NUMBER
                                    0-23562

                          NOTIFICATION OF LATE FILING




                                 CUSIP NUMBER
                              Common - 594946105



                                 (Check One):

[X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q and Form 10-QSB
                               [_] Form N-SAR

                      For Period Ended: December 31, 1998

     [_] Transition Report on Form 10-K    [_] Transition Report on Form 10-Q
     [_] Transition Report on Form 20-F    [_] Transition Report on Form N-SAR
     [_] Transition Report on Form 11-K


                       For the Transition Period Ended:

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                        PART I - REGISTRANT INFORMATION


                            Full Name of Registrant
                         Microelectronic Packaging, Inc.
                            Former Name if Applicable
                                       n/a

            Address of Principal Executive Office (Street and Number)
                              9577 Chesapeake Drive
                             City, State and Zip Code
                           San Diego, California  92123
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                       PART II - RULES 12B-25(B) AND (C)



If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R. 10306.] [X]

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                             PART III - NARRATIVE



State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589, effective August 13, 1992, 57 FR 36442.]

There were certain unresolved issues that affected the presentation of the Company's financial statements, the description of the Company's business, management's discussion and analysis of the performance of the business and the risk factors attendant thereto. Such issues are still being resolved, making it impossible for the Company to file this Annual Report on Form 10-K in a timely manner without unreasonable time or expense. The Company has, however, used its best efforts to file the Annual Report on Form 10-K in a timely manner.



                          PART IV - OTHER INFORMATION



  (1) Name and telephone number of person to contact in regard to this notification

                 Denis J. Trafecanty             (619) 292-7000

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes     [_] No
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  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes     [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company anticipates that it will have net income for the year ended December 31, 1998 of $4,736,000 as compared to a net loss for the year ended December 31, 1997 of $11,496,000. For the year ended December 31, 1998, the Company anticipates that income will consist primarily of income from discontinued operations. The components of net income for 1997 were comprised of income from operations of $289,000 and a net loss from discontinued operations of $11,785,000.

                        Microelectronic Packaging Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date: March 30, 1999          By /s/   Denis J. Trafecanty
                                       ----------------------------
                                          Denis J. Trafecanty,
                                          Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).